EX-28.h.33

TEMPORARY FEE WAIVER AGREEMENT

NVIT EMERGING MARKETS FUND

THIS TEMPORARY FEE WAIVER AGREEMENT, effective as of July 23, 2020, by and between NATIONWIDE FUND ADVISORS (“NFA”) and NATIONWIDE VARIABLE INSURANCE TRUST, a Delaware statutory trust (the “Trust”), on behalf of the NVIT Emerging Markets Fund (the “Fund”).

WHEREAS, the Trust is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as an open-end management company of the series type, and the Fund is a separate series of the Trust; and

WHEREAS, NFA serves as investment adviser to the Trust, including the Fund, pursuant to an investment advisory agreement, dated May 1, 2007, between NFA and the Trust, under which the Trust pays fees to NFA as specified therein (“Advisory Fee”); and

WHEREAS, NFA and the Trust have entered into an Amended and Restated Fee Waiver Agreement, dated September 16, 2020, pursuant to which NFA currently waives an amount equal to 0.05% of the Advisory Fee to which it is entitled (“Current Fee Waiver”); and

WHEREAS, NFA is willing, until such time as it recommends, and the Trust’s Board of Trustees approves, one or more changes to the Fund’s current subadvisers, to waive an additional 0.03% of the Advisory Fee to which it is entitled (“Temporary Fee Waiver”).

NOW, THEREFORE, the parties hereto agree as follows:

1. Fee Waiver Amount:

1.1 In addition to the amount that NFA waives pursuant to the Current Fee Waiver, NFA agrees to waive an additional amount of Advisory Fee in respect of the Fund equal to 0.03% per annum, calculated monthly based on the Fund’s average daily net assets. NFA acknowledges that it shall not be entitled to collect on, or make a claim for, Advisory Fees waived hereunder at any time in the future.

2. Term and Termination of Agreement:

2.1 This Agreement shall continue in effect until either (i) the termination of Lazard Asset Management LLC and/or Standard Life Investments (Corporate Funds) Limited as the Fund’s subadviser(s); or (ii) the addition to the Fund of a new subadviser, provided that any such termination(s) or addition be approved by the Board of Trustees.

3. Miscellaneous:

3.1 Captions. The captions in this Agreement are included for convenience of reference only and in no other way define or delineate any of the provisions hereof or otherwise affect their construction or effect.

3.2 Interpretation. Nothing herein contained shall be deemed to require the Trust or the Fund to take any action contrary to the Trust’s Agreement and Declaration of Trust or By-Laws, or any applicable statutory or regulatory requirement to which the Trust or the Fund is subject or by which the Trust or the Fund is bound, or to relieve or deprive the Trust’s Board of the Board’s responsibility for and control of the conduct of the affairs of the Trust or the Fund.

IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the day and year first above written.

NATIONWIDE VARIABLE INSURANCE TRUST

By:	/s/ Michael S. Spangler
Name: Michael S. Spangler
Title: President

NATIONWIDE FUND ADVISORS

By:	/s/ Michael S. Spangler
Name: Michael S. Spangler
Title: President